TransAlta declares dividend

CALGARY, Alberta (October 29, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced its Board of Directors has declared a dividend of $0.29 per share on common shares payable January 1, 2010 to shareholders of record at the close of business December 1, 2009.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jess Nieukerk Manager, Investor Relations Phone: (403) 267-3607 Email: investor_relations@transalta.com